SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K
                               ANNUAL REPORT
                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934



[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
       For the fiscal year ended December 31, 1995

                                    OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
       For the transition period from ________ to ________

       Commission file number 0-7154

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                QUAKER CHEMICAL CORPORATION PROFIT SHARING
                        AND RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUAKER CHEMICAL CORPORATION
                         Elm and Lee Streets
                         Conshohocken, Pennsylvania  19428

             Profit Sharing and Retirement Savings Plan of Quaker
                             Chemical Corporation
                             Financial Statements
                              December 31, 1995

                Profit Sharing and Retirement Savings Plan of
                         Quaker Chemical Corporation

                      Index to the Financial Statements
                              December 31, 1995
- ------------------------------------------------------------------------------

                                                                       Page(s)

Report of independent accountants                                         1

Statement of net assets available for benefits, with fund
 information at December 31, 1995 and 1994                                2

Statement of changes in net assets available for benefits,
 with fund information for the years ended December 31, 1995 and 1994     3

Notes to financial statements                                           4 - 6

Additional Information:*

          Schedule I  - Schedule of assets held for investment at
                        December 31, 1995                                 7

          Schedule II - Schedule of reportable transactions for
                        the year ended December 31, 1995                  8



*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                     Report of Independent Accountants


April 26, 1996

To the Participants and Administrator;
Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation at December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Profit Sharing and Retirement Savings Plan of Quaker Chemical Corporation Statement of Net Assets Available for Benefits, with Fund Information December 31, 1995 and 1994

- ---------------------------------------------------------------------------------------------------------
                                            December 31, 1995
                                                                       Quaker
                                                                      Chemical
                           Guaranteed                    Bond and    Corporation
                            Interest     U.S. Stock      Mortgage      Common
                              Fund          Fund           Fund      Stock Fund    Other       Total
- ---------------------------------------------------------------------------------------------------------
Investments at fair
 value:
  Common Stock Fund                      $7,743,647*                  $552,241               $8,295,888
  Bond and Mortgage Fund                                 $2,758,665*                          2,758,665
  Guaranteed Interest Fund $2,544,396*                                                        2,544,396
                           ----------    ----------      ----------   --------   --------   -----------
                            2,544,396     7,743,647       2,758,665    552,241               13,598,949
Participant notes
 receivable                                                                        $4,960         4,960
Cash surrender value
 of life insurance
 contracts                                                                        111,587       111,587
Cash equivalents                                                                    1,481         1,481
                           ----------    ----------      ----------   --------   --------   -----------
                            2,544,396     7,743,647       2,758,665    552,241    118,028    13,716,977
Employer contribution
 receivable
                           ----------    ----------      ----------   --------   --------   -----------
Net assets available
 for benefits              $2,544,396    $7,743,647      $2,758,665   $552,241   $118,028   $13,716,977
                           ==========    ==========      ==========   ========   ========   ===========

- ---------------------------------------------------------------------------------------------------------
                                            December 31, 1994
                                                                       Quaker
                                                                      Chemical
                           Guaranteed                    Bond and    Corporation
                            Interest     U.S. Stock      Mortgage      Common
                              Fund          Fund           Fund      Stock Fund    Other       Total
- ---------------------------------------------------------------------------------------------------------
Investments at fair
 value:
  Common Stock Fund                      $5,374,102*                  $521,623               $5,895,725
  Bond and Mortgage Fund                                 $2,222,385*                          2,222,385
  Guaranteed Interest Fund $1,996,117*                                                        1,996,117
                           ----------    ----------      ----------   --------   --------   -----------
                            1,996,117     5,374,102       2,222,385    521,623               10,114,227

Participant notes
 receivable                                                                       $15,938        15,938
Cash surrender value
 of life insurance
 contracts                                                                        109,104       109,104
Cash equivalents                                                                    1,372         1,372
                           ----------    ----------      ----------   --------   --------   -----------
                            1,996,117     5,374,102       2,222,385    521,623    126,414    10,240,641

Employer contribution
 receivable                    54,939       193,199          67,888     44,183      7,360       367,569
                           ----------    ----------      ----------   --------   --------   -----------
Net assets available
 for benefits              $2,051,056    $5,567,301      $2,290,273   $565,806   $133,774   $10,608,210

* Represents greater than 5% of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation

Statements of Changes in Net Assets Available For Benefits, with Fund Information December 31, 1995 and 1994

- --------------------------------------------------------------------------------------------------------------------------
                                                                  December 31, 1995
                                                                                 Quaker
                                                                                 Chemical
                                   Guaranteed                     Bond and     Corporation
                                    Interest      U.S. Stock      Mortgage       Common
                                       Fund           Fund           Fund       Stock Fund         Other       Total
- --------------------------------------------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
  Net investment income              $140,813     $1,912,169       $411,953        $22,946         $1,710     $2,489,591
  Participant contributions            91,350        493,395        191,000        119,483                       895,228
  Employer contributions               15,497         43,252         21,099         13,904                        93,752
  Transfers in from
    Subsidiaries Plan                                                                             212,340        212,340
  Rollovers                             3,827         11,489          7,564          1,769                        24,649
  Increase (decrease) in cash
    surrender value of insurance
    contracts                                                                                       2,483          2,483
  Other                                  (227)         1,974          1,974                        (3,467)           254
                                   ----------     ----------     ----------       --------       --------    -----------
                                      251,260      2,462,279        633,590        158,102        213,066      3,718,297
                                   ----------     ----------     ----------       --------       --------    -----------
Deductions from net assets
 attributed to:
  Participant benefits                 96,459        247,186         67,271         20,675                       431,591
  Life insurance premiums                                406                                        7,360          7,766
  Net participant loan activity        (2,762)        (7,007)         1,410           (111)         8,470
  Interfund transfers                (335,777)        45,348         96,517        (19,070)       212,982
  Unrealized (appreciation)
    depreciation of investment                                                     170,173                       170,173
                                   ----------     ----------     ----------       --------       --------    -----------
                                     (242,080)       285,933        165,198        171,667        228,812        609,530
                                   ----------     ----------     ----------       --------       --------    -----------
Net increase (decrease)               493,340      2,176,346        468,392        (13,565)       (15,746)     3,108,767

Net assets at beginning of year     2,051,056      5,567,301      2,290,273        565,806        133,774     10,608,210
                                   ----------     ----------     ----------       --------       --------    -----------
Net assets at end of year          $2,544,396     $7,743,647     $2,758,665       $552,241       $118,028    $13,716,977
                                   ==========     ==========     ==========       ========       ========    ===========

The accompanying notes are an integral part of these financial statements.

- --------------------------------------------------------------------------------------------------------------------------
                                                                  December 31, 1994
                                                                                 Quaker
                                                                                 Chemical
                                   Guaranteed                     Bond and     Corporation
                                    Interest      U.S. Stock      Mortgage       Common
                                      Fund           Fund           Fund       Stock Fund         Other       Total
- --------------------------------------------------------------------------------------------------------------------------
Additions to net assets
 attributed to:
  Net investment income              $154,809         $1,975       $(45,436)       $13,557         $1,629       $126,534
  Participant contributions            87,907        462,736        204,946        135,591                       891,180
  Employer contributions               70,338        236,483         90,915         59,193          7,360        464,289
  Transfers in from
    Subsidiaries Plan
  Rollovers                             2,777         39,578         39,319          2,000                        83,674
  Increase (decrease) in cash
    surrender value of insurance
    contracts                                                                                        (528)          (528)
  Other                                  (638)                                                        (39)          (677)
                                   ----------     ----------     ----------       --------       --------    -----------
                                      315,193        740,772        289,744        210,341          8,422      1,564,472
                                   ----------     ----------     ----------       --------       --------    -----------
Deductions from net assets
 attributed to:
  Participant benefits              1,349,868        467,609        152,807         21,600                     1,991,884
  Life insurance premiums               1,606          3,287                         2,158             36          7,087
  Net participant loan activity           877        (13,250)         2,460           (931)        10,844
  Interfund transfers                 567,690       (517,143)       (40,627)       (29,334)        19,414
  Unrealized (appreciation)
    depreciation of investment                                                     (39,855)                      (39,855)
                                   ----------     ----------     ----------       --------       --------    -----------
                                    1,920,041        (59,497)       114,640        (46,362)        30,294      1,959,116
                                   ----------     ----------     ----------       --------       --------    -----------
Net increase (decrease)            (1,604,848)       800,269        175,104        256,703        (21,872)      (394,644)

Net assets at beginning of year     3,655,904      4,767,032      2,115,169        309,103        155,646     11,002,854
                                   ----------     ----------     ----------       --------       --------    -----------
Net assets at end of year          $2,051,056     $5,567,301     $2,290,273       $565,806       $133,774    $10,608,210
                                   ==========     ==========     ==========       ========       ========    ===========

The accompanying notes are an integral part of these financial statements.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation

Notes to Financial Statements
December 31, 1995 and 1994
- ------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Quaker Chemical Corporation Profit Sharing and Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan for all employees of the Quaker Chemical Corporation (the "Company") except for employees compensated in whole or in part by commissions on sales. Eligible employees, including employees compensated in whole or in part by commissions on sales, may choose to make elective contributions to the Plan on a "before tax" basis. Effective July 1, 1995 the profit sharing plan of AC Products, Inc., a subsidiary of Quaker Chemical Corporation, was merged into the Company's Plan. The Plan is administered by a six-member committee appointed by the Company's Board of Directors.

     Employees become eligible for participation in the Plan after one year of service as defined by the Plan. Plan participants are immediately vested in their account balance. All administrative expenses of the Plan are paid by the Company.

     Contributions
     The Company's Board of Directors, at its discretion, determines the amount, if any, of the contribution to the Plan for each Plan year. No contribution was made by the Company for the 1995 Plan year. The Company's 1994 profit sharing contribution was $367,569 and was based on the level of domestic company profit from operations (as defined) versus the target profit. The target profit is determined as the average of the prior three years' domestic company profit from operations (as defined) increased by 15%.

     Participants of the Plan may elect to contribute any whole percentage of their compensation, up to 8%, during the year. Each year, the Company makes a matching contribution of $150 for each whole percentage of the participant's compensation contributed to the Plan during the Plan year, providing that the Company's matching contribution for each individual participant does not exceed $450 in any calendar year.

     Payment of Benefits
     Participants are entitled to receive their account balance upon retirement or termination from the Company.

     In the event of Plan termination, the Plan provides that the assets shall continue to be held by the Trustees (currently, CoreStates Bank, N.A. and Principal Financial Group, "PFG") for normal distribution.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation

Notes to Financial Statements
December 31, 1995 and 1994 (continued)
- ------------------------------------------------------------------------------

     Investment Options
     Participants in the Plan may elect to invest their pro-rata share of the Company's contribution in any of the following pooled investment funds of PFG: Guaranteed Interest, U.S. Stock and/or Bond and Mortgage. Participants may also elect to invest in Quaker Chemical Corporation common stock.

     The Plan includes a provision whereby PFG, if so instructed by the Plan administrator, shall invest an amount less than 50% of the employer's current contribution allocable to each participant for the year in whole life insurance contracts. These contracts are owned by PFG and may be borrowed against by PFG. The Plan is the sole beneficiary of the contracts.

     Investment Income
     PFG, a Plan trustee, is unable to separately report interest and dividends and net appreciation (depreciation) in the market value of investments. Therefore, all such amounts are included in net investment income.

2.   Summary of Accounting Policies

     Method of Accounting
     The Plan's financial statements are prepared on the accrual basis of accounting.

     Investments
     Investments in pooled investment funds are valued at the Plan's pro rata share of the market value of the funds. Market value is determined using the daily net asset value quoted by the trustee based on the published market prices of the underlying securities in the funds. The market value of Quaker Chemical stock is based on the closing price as listed on the NASDAQ Stock Market.

3.   Participant Loans Receivable

     At December 31, 1995 and 1994, outstanding loans were $4,960 and $15,970 with an original principal of $45,900 and $42,900, respectively. Interest rates on loans approximate the prime rate in effect at loan inception. The Plan has certain limitations on loans that can be made to Plan participants. Participants should refer to the Plan document for a complete description of these limitations.

Profit Sharing and Retirement Savings Plan of
Quaker Chemical Corporation

Notes to Financial Statements
December 31, 1995 and 1994 (continued)
- ------------------------------------------------------------------------------

4.   Tax Status of the Plan

     The Plan has received a tax determination letter from the Internal Revenue Service dated August 18, 1995 indicating that the Plan is a qualified plan under Section 401 of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been recorded in the financial statements.

5.   Subsequent Event

     Effective March 1, 1996 the Plan was amended such that any eligible employee shall be eligible to become a plan participant and make elective contributions on the first day of the month following employment commencement, unless the employee is hired on the first day of the month in which case the employee shall be eligible immediately. Prior to the amendment, elective contributions were permitted after one year of service (See Note 1).

Profit Sharing and Retirement Savings Plan                         Schedule I
of Quaker Chemical Corporation
Schedule of Assets Held for Investment
December 31, 1995
- -------------------------------------------------------------------------------------------------------------------

    Units of                                            Interest                            Market
participation                  Description                 rate         Maturity             value            Cost
- -------------------------------------------------------------------------------------------------------------------

                Principal Mutual Life Pooled Investment Funds:

   2,544,396    Guaranteed Interest Fund                 various   2/29/96 - 2/29/00      $2,544,396           *
      31,531    U.S. Stock Funds                           n/a            n/a              7,743,647           *
       6,902    Bond and Mortgage Fund                     n/a            n/a              2,758,665           *

                Quaker Chemical Corporation
      39,240      Common Stock                             n/a            n/a                552,241       $737,037
                                                                                         -----------       --------
                                                                                         $13,598,949       $737,037
                                                                                         ===========       ========

* Results are maintained on a contract and fair market value basis, therefore, cost basis information is not available.

Profit Sharing and Retirement Savings Plan of                      Schedule II
Quaker Chemical Corporation
Item 30d Form 5500 - Schedule of Reportable Transactions*
Year Ended December 31, 1995
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                                             Current
                                                                                                            value of
                    Description of       Number of      Purchase   Selling    Lease    Expense   Cost of   transaction    Net gain
Party Involved      asset              transactions      price      price    rental   incurred    asset       date        or (loss)

Series of
transactions:

Principal Mutual
Life Insurance Co.  U.S. Stock Fund         44        $  999,809      -         -         -     $999,809    $999,809          -
                    U.S. Stock Fund         27              -     $542,434      -         -      362,800     542,434      $179,634

Principal Mutual
Life Insurance Co.  Guaranteed Interest
                     Fund                   37         1,196,320      -         -         -    1,196,320   1,196,320          -
                    Guaranteed Interest
                     Fund                   21              -      788,855      -         -      788,855     788,855          -

Principal Mutual
Life Insurance Co.  Bond and Mortgage
                     Fund                   34           327,602      -         -         -      327,602     327,602          -
                    Bond and Mortgage
                     Fund                   23              -      203,276      -         -      162,142     203,276       41,134


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1994 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

This schedule was prepared from data certified by Principal Mutual Life Insurance Company.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which acts as Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   QUAKER CHEMICAL CORPORATION PROFIT
                                   SHARING AND RETIREMENT SAVINGS PLAN



July 12, 1996                      /s/ Irving H. Tyler
                                   --------------------------
                                   Irving H. Tyler,
                                   Chairman of the Committee


July 12, 1996                      /s/ Richard J. Fagan
                                   --------------------------
                                   Richard J. Fagan,
                                   Member of the Committee


July 12, 1996                      /s/ Donald F. Fahey
                                   --------------------------
                                   Donald F. Fahey,
                                   Member of the Committee


July 12, 1996                      /s/ Kevin M. Jarrett
                                   --------------------------
                                   Kevin M. Jarrett,
                                   Member of the Committee


July 12, 1996                      /s/ Joseph C. Hudson
                                   --------------------------
                                   Joseph C. Hudson,
                                   Member of the Committee


July 12, 1996                      /s/ Howard Wilson
                                   -------------------------
                                   Howard Wilson,
                                   Member of the Committee